                                                                      Exhibit 20

[COMPANY LOGO]                                     NEWS RELEASE
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Fortune Brands, Inc., 300 Tower Parkway, Lincolnshire, IL  60069



Contact:

Media Relations:        Investor Relations:
Clarkson Hine           Anthony J. Diaz
(847) 484-4415          (847) 484-4410




             FORTUNE BRANDS REPORTS RECORD SECOND QUARTER RESULTS

                      Diluted EPS Before Charges Up 12%:
                      ----------------------------------
      Solid Top-Line Sales Growth and Improved Returns Boost Performance;
      -------------------------------------------------------------------
                      Company Reaffirms Outlook, Expects
                      ----------------------------------
           Solid Double-Digit EPS Growth for 2nd Half and Full Year
           --------------------------------------------------------


Lincolnshire, IL, July 20, 2000 - Fortune Brands, Inc. (NYSE: FO,
www.fortunebrands.com), the consumer products company, today announced record
---------------------
second quarter 2000 earnings driven by 6% sales growth, supply chain initiatives and enhanced asset management. Diluted EPS before charges increased to 65 cents, up 12% from 58 cents a year ago.

Earnings growth benefited from successful new products across the company and double-digit sales increases for several brands, including Aristokraft and Schrock kitchen and bath cabinets, Master Lock, FootJoy and super-premium spirits. Return on equity increased 120 basis points and corporate expense was nearly 50% lower than a year ago.

"Fortune Brands continued to generate strong momentum in the second quarter by executing our strategy that is building great consumer brands, reducing costs and improving returns," said Chairman and Chief Executive Officer Norm Wesley. "We're reinvesting savings from our major supply chain restructuring to increase market share, to develop innovative new products and for targeted capacity expansion. We're creating additional value for our shareholders with share repurchases and our sharp focus on improving returns."

"Fortune Brands' outlook remains excellent," Wesley added. "Even with current adverse rates of foreign exchange and the recent interest rate increases, we expect to deliver solid double-digit earnings per share growth for the second half and the full year."

Second quarter financial highlights include:

 . Record sales +6% to $1.5 billion (+7% adjusting for sales through the new
  Maxxium international spirits and wine joint venture)
 . Record operating company contribution +9% to $239 million
 . Diluted EPS +12% to 65 cents
 . Diluted cash earnings were even higher at 76 cents per share

Fortune Brands Reports Record Second Quarter Results
Page 2

The company also announced that it has now repurchased 6.5 million shares in 2000. Share repurchases since January 1999 total 17.5 million shares, reducing shares outstanding by more than 10%.


In the second quarter, the company recorded restructuring and non-recurring charges of $11.1 million, related primarily to ongoing supply chain restructuring and facilities reorganization. Including these charges, reported earnings per share reached 61 cents. Under the current restructuring program, which will conclude in the second half, the company has taken $214 million in charges since the second quarter of 1999. The company now expects these initiatives to generate annual cost savings exceeding $70 million in 2001, up from more than $60 million in 2000.

Operational highlights include:

 . The home products business achieved its highest ever sales and contribution on strong performance from every brand. With robust double-digit sales increases, the Aristokraft, Schrock and NHB cabinet brands (combined #2 in North America) continued to gain strength in all major distribution channels. The success of new kitchen and bath products at Moen (#1 faucet in North America) grew sales at major home centers. New Titanium Series locks and automotive products helped Master Lock - the world's leading padlock - secure a double-digit sales increase. Accelerated benefits of Master Lock's supply chain restructuring further enhanced results. Sales for Waterloo - the #1 manufacturer of tool storage products - were sharply higher on vigorous demand at Sears and major home center accounts.

 . Strategic focus on premium brands and strong brand investment generated record contribution for the spirits and wine business. Brand investment in Jim Beam, the world's number one bourbon, and DeKuyper, the leading domestic line of cordials, helped drive solid U.S. sales growth. Led by Knob Creek - the number one small batch bourbon - and the new Vox ultra-premium vodka, depletions (sales from distributors to retailers) for high-margin super-premium spirits brands increased more than 30%. Results for premium wines reflected continued strong demand from retailers. Adjusting for sales through the new Maxxium international joint venture - which are now net of distribution expense and excise taxes -total spirits and wine sales increased 2%.

 . The golf products business performed as expected in the quarter, delivering contribution that matched last year's record level. Titleist - the number one ball in golf - remained the overwhelming market leader as the company's golf ball brands achieved record sales for the first half of the year. With a strong double-digit sales increase, FootJoy - the number one shoe in golf - has increased its year-to-date dollar share of the golf shoe market by more than 10 points. Innovative new products, including the advanced technology Titleist HP series golf balls and FootJoy DryI.C.E. golf shoe, contributed to the quarterly performance. Year-to-date sales gains in golf balls, shoes, gloves, accessories and Titleist golf clubs were offset by a decline in sales of Cobra brand golf clubs.

Fortune Brands Reports Record Second Quarter Results
Page 3


 . The office products business recorded improved sales and contribution in its seasonally slowest quarter. The acquisition of Boone presentation products, increased international sales, higher back-to-school sales in North America and lower one-time costs related to supply chain improvements contributed to the results.

                                  *    *    *

Fortune Brands, Inc. is a consumer products company with annual sales exceeding $5.5 billion. Its operating companies have premier brands and leading market positions in home products, office products, golf equipment and spirits and wine. Home brands include Moen faucets, Master locks and Aristokraft and Schrock cabinets sold by units of MasterBrand Industries, Inc. Office brands include Day-Timer, Swingline, Kensington and Wilson Jones sold by units of ACCO World Corporation. Acushnet Company's golf brands include Titleist, Cobra and FootJoy. Major spirits and wine brands sold by units of Jim Beam Brands Worldwide, Inc. include Jim Beam and Knob Creek bourbons, DeKuyper cordials, Whyte & Mackay Scotch and Geyser Peak and Canyon Road wines. Fortune Brands, headquartered in Lincolnshire, Illinois, is traded on the New York Stock Exchange under the ticker symbol FO and is included in the S&P 500 Index.

To hear an Internet replay of the company's quarterly earnings conference call presentation, or to receive company news releases by e-mail, please visit www.fortunebrands.com.
---------------------

                                  *    *    *

This press release contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Readers are cautioned that these forward-looking statements speak only as of the date hereof. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, changes in interest rates, competitive product and pricing pressures, trade consolidations, the impact of excise tax increases with respect to distilled spirits, regulatory developments, the uncertainties of litigation, changes in golf equipment regulatory standards, the impact of weather, particularly on the home products and golf brand groups, expenses and disruptions related to shifts in manufacturing to different locations and sources, challenges in the integration of acquisitions and joint ventures, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.


                                     # # #

                             FORTUNE BRANDS, INC.
                       CONSOLIDATED STATEMENT OF INCOME
                    (In millions, except per share amounts)
                                  (Unaudited)

                                                Three Months Ended June 30,
                                                 2000      1999     % Change

Net Sales                                       1,500.6   1,420.7       5.6

    Cost of goods sold                            787.7     730.2       7.9

    Excise taxes on spirits and wine               90.3     106.6     (15.3)

    Advertising, selling, general
         and administrative expenses              393.1     382.5       2.8

    Amortization of intangibles                    19.9      19.2       3.6

    Write-down of goodwill                           -    1,126.0        -

    Restructuring and other
          nonrecurring charges                     11.1     108.8        -

    Interest expense                               33.8      25.9      30.5

    Other (income) expense, net                     2.8      (0.9)       -

Income (Loss) Before Taxes                        161.9  (1,077.6)       -

    Income taxes                                   64.5      18.5          -

Net Income (Loss)                                  97.4  (1,096.1)       -

Earnings Per Common Share

    Basic

    Income from operations                          0.65      0.60      8.3

    Write-down of goodwill                           -       (6.74)      -

    Restructuring and other
         nonrecurring charges                      (0.04)    (0.42)      -

    Net Income (loss)                               0.61     (6.56)      -

    Diluted

    Income from operations                          0.65      0.60      8.3

    Write-down of goodwill                           -       (6.74)      -

    Restructuring and other
         nonrecurring charges                      (0.04)    (0.42)      -
    Net Income (loss)                               0.61     (6.56)      -


Avg. Common Shares Outstanding
    Basic                                          158.3     167.0     (5.2)
    Diluted                                        160.6     167.0     (3.8)

                             FORTUNE BRANDS, INC.
                       CONSOLIDATED STATEMENT OF INCOME
                    (In millions, except per share amounts)
                                  (Unaudited)


                                                  Six Months Ended June 30,
                                                 2000      1999     % Change

Net Sales                                        2,864.4   2,713.0       5.6

    Cost of goods sold                           1,513.2   1,407.9       7.5

    Excise taxes on spirits and wine               170.6     203.3     (16.1)

    Advertising, selling, general
         and administrative expenses               782.1     746.8       4.7

    Amortization of intangibles                     39.8      46.5     (14.4)

    Write-down of goodwill                            -    1,126.0        -

    Restructuring and other
          nonrecurring charges                      18.1     108.8        -

    Interest expense                                65.7      51.2      28.3

    Other (income) expense, net                      3.6        -         -

Income (Loss) Before Taxes                         271.3    (977.5)       -

    Income taxes                                   109.6      62.5      75.4

Net Income (Loss)
                                                   161.7  (1,040.0)       -

Earnings Per Common Share

    Basic

    Income from operations                          1.08      0.92     17.4

    Write-down of goodwill                             -     (6.68)      -


    Restructuring and other
         nonrecurring charges                      (0.07)    (0.42)      -

    Net Income (loss)                               1.01     (6.18)      -

    Diluted

    Income from operations                          1.07      0.92     16.3

    Write-down of goodwill                           -       (6.68)      -

    Restructuring and other
         nonrecurring charges                      (0.07)    (0.42)      -

    Net Income (loss)                               1.00     (6.18)      -


Avg. Common Shares Outstanding
    Basic                                          159.7     168.4      (5.2)
    Diluted                                        162.1     168.4      (3.7)

Actual Common Shares Outstanding
    Basic                                          157.6     166.7      (5.5)
    Diluted                                        159.8     170.6      (6.3)



                             FORTUNE BRANDS, INC.
                    (In millions, except per share amounts)
                                  (Unaudited)

        SEGMENT DATA


                      Three Months Ended             Six Months Ended
                           June 30,                       June 30,
                    2000     1999   % Change        2000     1999  % Change

 Net Sales
  Home Products   $  544.0 $  463.8    17.3       $1,047.8  $  905.0 15.8
  Office Products    331.8    309.1     7.3          658.1     624.3  5.4
  Golf Products      324.0    329.5    (1.7)         585.1     579.6  0.9
  Spirits and Wine   300.8    318.3  (5.5)/2.1**     573.4     604.1 (5.1)/2.3**

       Total      $1,500.6 $1,420.7   5.6/7.3**   $2,864.4  $2,713.0  5.6/7.2**

 Operating Company Contribution*
  Home Products   $   82.3 $   70.9    16.1       $  157.1  $  139.6 12.5
  Office Products     10.5      6.4    64.1           26.0      21.9 18.7
  Golf Products       74.2     74.1     0.1          112.4     110.6  1.6
  Spirits and Wine    71.5     67.5     5.9          125.5     117.6  6.7

        Total     $  238.5 $  218.9     9.0    $     421.0  $  389.7  8.0

 *Operating company contribution (OCC) is net sales less all costs and expenses other than restructuring and other nonrecurring charges, amortization of intangibles, corporate administrative expense, interest and related expenses, other (income) expense, net and income taxes.

 **With the transfer of certain distribution to the new Maxxium joint venture, product is now sold to the venture net of distribution costs and excise taxes. On a comparable basis to prior periods, net sales would be $24.1 million higher in the second quarter and $44.4 million higher for six months. The adjusted sales percentage improvement for Spirits and Wine would be an increase to 2.1% in the second quarter and 2.3% for the six months. For the consolidated Company, comparable net sales would have increased 7.3% in the second quarter and 7.2% for the six months.


INCOME FROM OPERATIONS BEFORE NET CHARGES

The following sets forth income from operations before net charges, which represents income before the $11.1 million ($7.0 million after tax) and $18.1 million ($11.5 million after tax) restructuring and other nonrecurring charges taken in the three-month and six-month periods ended June 30, 2000, respectively.

In addition, the following sets forth 1999 income from operations before charges, adjusted to exclude both the $1,126.0 million goodwill write-down and the $108.8 million ($69.9 million after tax) restructuring and other nonrecurring charges taken in the second quarter and six months ended June 30, 1999.

As a result of the charges, the Company reported a net loss in 1999. Because of this, the calculation of reported earnings per share on a diluted basis excludes the impact of the convertible preferred stock and stock options. For comparative purposes, however, the impact of convertible preferred stock and stock options should be considered. The chart below shows the result of including the dilutive instruments.

                                       Three Months Ended June 30,

                                          2000     1999    % Change
Income from Operations Before
Net Charges                           $   104.4   $ 99.8      4.6
Earnings Per Common Share
     Basic                            $    0.65   $ 0.60      8.3
     Diluted                               0.65     0.58     12.1

                                        Six Months Ended June 30,

                                          2000     1999    % Change
Income from Operations Before
Net Charges                           $   173.2   $155.9     11.1
Earnings Per Common Share
     Basic                            $    1.08  $  0.92     17.4
     Diluted                               1.07     0.90     18.9


RESTRUCTURING AND OTHER NONRECURRING CHARGES

In connection with the Company's previously announced restructuring program, the Company recorded pre-tax restructuring and nonrecurring charges of $11.1 million and $18.1 million in the three-month and six-month periods ended June 30, 2000, respectively. The charges by segment, as shown below, principally relate to the downsizing and relocation of the Corporate office, product discontinuations and manufacturing consolidation in the golf segment, rationalization of operations in the home segment and other workforce reduction initiatives across these segments.


                             Three Months Ended
                                June 30, 2000
                     (In millions, except per share amounts)

                                       Nonrecurring
                                    Cost of
                                    Sales
                    Restructuring   Charges  SG&A Charges  Total

Home Products         $2.4          $1.3        $2.7      $ 6.4
Office Products        2.5           1.4          -         3.9
Golf Products          0.7           0.1          -         0.8
Corporate Office        -             -                      -
          Total       $5.6          $2.8        $2.7      $11.1

Income Tax Benefit                                          4.1
Net Charge                                                $ 7.0
Charge Per Common
Share
 Basic                                                    $ 0.04
 Diluted                                                  $ 0.04

                              Six Months Ended
                                June 30, 2000
                     (In millions, except per share amounts)

                                       Nonrecurring
                                    Cost of
                                    Sales
                    Restructuring   Charges  SG&A Charges  Total

Home Products         $2.4          $2.6        $2.9      $ 7.9
Office Products        3.8           1.9          -         5.7
Golf Products          1.9           0.2         0.1        2.2
Spirits and Wine        -             -           -          -
Corporate Office        -             -          2.3        2.3
          Total       $8.1          $4.7        $5.3      $18.1


Income Tax Benefit                                          6.6
Net Charge                                                $11.5
Charge Per Common
Share
Basic                                                     $ 0.07
Diluted                                                   $ 0.07

                                 FORTUNE BRANDS, INC.
                         CONDENSED CONSOLIDATED BALANCE SHEET
                                 (In millions)


                                            June 30,         December 31,
                                              2000               1999
                                           (Unaudited)
Assets

   Current assets
      Cash and cash equivalents                $89.5            $71.9
      Accounts receivable, net                 988.9            956.5
      Inventories                            1,087.3          1,061.4
      Other current assets                     234.4            223.0
                                             -------          -------
         Total current assets                2,400.1          2,312.8

   Property, plant and equipment, net        1,171.0          1,176.5
   Intangibles resulting from
     business acquisitions, net              2,537.8          2,592.1
   Other assets                                339.1            335.7
                                             -------         --------
         Total assets                       $6,448.0         $6,417.1
                                            ========         ========
Liabilities and Stockholders' Equity

   Current liabilities
      Short-term debt                         $907.1          $637.3
      Current portion of long-term debt          7.7             2.7
      Other current liabilities              1,268.7         1,362.9
                                             -------         -------
         Total current liabilities           2,183.5         2,002.9

   Long-term debt                            1,157.4         1,204.8
   Other long-term liabilities                 466.8           471.2
                                             -------         -------
         Total liabilities                   3,807.7         3,678.9

   Stockholders' equity                      2,640.3         2,738.2
                                             -------         -------
         Total liabilities and
           stockholders' equity             $6,448.0        $6,417.1
                                            ========        ========